Exhibit 1

São Paulo, August 20, 2020 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company,” announces today its financial and operating results for the second quarter of 2020 (2Q20) ended June 30, 2020. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

Vasta successfully concluded its IPO on Nasdaq, the largest IPO of a Brazilian education company.

Since the start of the pandemic, the Plurall digital education platform has achieved more than 3.0 million live classes, 2.4 billion interactions and more than 200 million activities, proving itself to be an essential tool for maintaining schools’ academic calendar.

On-track to Deliver 2020 ACV Bookings of R$676 million (18% growth YoY). Until the end of the semester, 87% of the 2020 ACV was captured, being 15% in the 2Q20.

Net revenue totaled R$120.2 million in 2Q20 and R$512.7 million in the six-month period, which is within the range presented in the offering flash numbers. The subscription revenue accumulated during the 2020 commercial year (from 4Q19 to 2Q20) totaled R$586.1 million, a 21.6% growth versus the same period of the last commercial year.

Adjusted EBITDA, excluding non-recurring effects, was negative by R$1.7 million in 2Q20, but positive by R$125.6 million in the six-month period. The different seasonality in revenue recognition seen in 2020 on account of a greater concentration of invoices at the start of the commercial cycle (4Q and 1Q) ended up having a negative impact on the basis of comparison against the same period last year.

Negative EBITDA of R$10.9 million in 2Q20, due to the extraordinary effects seen in the period, such as the different seasonality of revenue together with the impact of Covid-19 on the operation, as well as the inventory adjustment and higher marketing expenses. However, in the YTD analysis, EBITDA was positive by R$110.0 million, at the top of the range stated in the offering document, which showed an EBITDA figure for the six-month period between R$103 million and R$112 million.

Cash conversion (free cash flow over adjusted EBITDA) was 111.7% in the six-month period.

MESSAGE FROM MANAGEMENT

It is with great satisfaction and a huge sense of accomplishment that we have achieved another important milestone in our organization’s history, with the IPO and the admission of Vasta's shares for trading on Nasdaq. Taking the company public was never an objective in itself, but rather a factor that will enable the Company to accelerate its trajectory of success from this point onwards. And the IPO takes place at a crucial moment for our company, where we have the opportunity to support the digital transformation of partner schools, in a process that will radically change the educational model of the next years.

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Exactly 70 years ago, we opened one of the first milestones in Vasta's history with the establishment of Anglo, which would later become the Brazilian market’s first learning system, offering through a complete technological platform a methodology that includes content planning, classes development, checking the learning process and pedagogical advisory services to improve results. The success and longevity of Anglo and our platform’s other learning systems were only possible thanks to the quality of the material offered, the constant innovation and all the academic results achieved throughout our history. This has generated a reputation for our brands that will be essential to ensure future growth, given that it is reputation that produces trust and it is trust that leads to the signing of contracts.

If we were pioneers in constructing a successful education model, we now have the opportunity to take this legacy to a new level, offering not just solutions that help schools to improve and be more efficient, but making it possible to produce a real technological revolution by bringing to the classrooms scientific evidence that results in more assertive pedagogical solutions. And the current circumstances have only speeded up this process and given us the chance to convey new meaning, once again, to the way in which knowledge is transmitted.

Nowadays basic education faces unprecedented challenges whereby, all of a sudden, it had to resort to remote education in order to avoid interrupting the school year. This digitalization, for which the pandemic was the catalyst, highlighted the importance of technology in the teaching-learning process and, together, has helped shatter old models. Through Plurall, which is one of its education platforms, Vasta has offered thousands of private partner schools the possibility of continuing with their school activities. The platform, which was previously used as a learning support for students, assumed a key role in the so-called Digital School, which was the name given to the transition from analog classes to virtual ones, and which became an essential cornerstone for the continuity of the academic calendar. Since mid-March, when face-to-face classes were interrupted, more than 3.0 million online live classes, 2.4 billion interactions within the platform and 200 million activities using the tool have been carried out. In all, one in four Brazilian private elementary school students began using this resource, with the advantage of not having to leave home, which indicates the success of the platform.

But our work is not limited to supporting digital transformation in schools. We want to increasingly be an integral partner in Brazilian private schools. It is our opinion that the post-pandemic world will bring about the need to create hybrid schools, and Vasta is very well positioned to assist Brazilian schools with the transition to this new reality. Firstly, we developed an entire digital sales strategy, with an inside sales team that remotely manages to carry out the entire sales conversion process by using the platform. This has been essential for the company to maintain the expected dynamism to generate a solid number of contracts for the coming year. Secondly, we are making a series of Science in learning investments in order to further improve the effectiveness and results of our solutions. In other words, what we are currently proposing to our partners in relation to the use of technology is not just a stop-gap measure to help the schools get through this difficult period, but a whole range of solutions that will help migrate from the analogical model, which is still very deeply rooted in the academic environment. And we are convinced that this trend or search for digital solutions is no longer a mere future expectation, but a reality that benefits those who manage to quickly adapt or make the investments that are required in order to compete in this new scenario.

If in terms of operation we are sure that this is the best way to achieve sustainable growth, we are also financially convinced of the strength of our business. Vasta ended the second quarter with 87% of 2020 ACV already achieved, which reinforces the operation’s predictability and resilience even in times of crisis. Subscription revenues increased by

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roughly 12% in the first half of the year, which is below the 18% growth expected in 2020 ACV due to the marked concentration of revenues in 4Q19 (not forgetting that ACV includes billing from 4Q to 3Q of the following year). In this sense, over the course of this year we observed a different revenue recognition schedule than that verified in 2019, which ended up adversely affecting the annual comparison base. Nevertheless, the figures presented for the six-month period, even taking into account some peculiarities in relation to the pandemic regarding the drop in revenues from non-subscription services and the appropriateness of the provisioning policy, evidence a solid growth in revenue and cash generation.

Last but not least, it is necessary to stress that the success of the IPO generated important resources for the Company that have not yet been reflected in this document, which means that Vasta is in a very comfortable cash position to further complement its service platform and help consolidation of the content market for basic education schools. In this sense, if the conditions already appeared very favorable for Vasta's growth with its current offer of services, the IPO's proceeds should serve as a catalyst for an even more prosperous horizon.

COVID-19 UPDATE

As discussed in more detail in our June 30, 2020 condensed consolidated financial statements, the Company set up a Crisis Committee and developed a work plan covering several measures aimed at safeguarding the health of our employees and the stability of our operations, including: (i) the implementation of a work from home policy; (ii) the reduction in the work hours and wages by 25% of our administrative and corporate employees for the months of May, June and July; (iii) on-line campaigns to promote our products to potential new customers; and (iv) the implementation in our distribution centers of health and safety measures recommended by government authorities. In addition, we have accelerated the expansion of our digital education solutions to help keep the private school system operating during the COVID-19 pandemic, seeking to maintain the continuity in our operations and minimize the impacts of the pandemic on students enrolled at our partner schools. Through the integration of our Plurall and Plurall Maestro platforms with Google Hangouts, we have allowed students to access live classroom instruction remotely along with the instructional content already available through Plurall, such as ongoing homework and learning exercises, access to tutors, and an online library with a variety of content in different formats. We continue to monitor the availability and use of these solutions and have engaged students for their feedback, which has been very positive during the pandemic. From March 23, 2020 (when the integration of Plurall platform with Google Meet was completed) to the date of this release, we have conducted more than 3 million digital class sessions. Additionally, as of the date of this release, we had more than 1.3 million students using our platforms, participating in more than 50,000 classes daily during week days.

Despite of the continuity of educational services, the process of isolation, closure of schools and restricted mobility in some cities increased the uncertainties on our business cycle and logistics process. As an example, we closed our warehouse for almost a month, which caused delays in new deliveries and the returning of goods from clients as well. Considering this, it is likely that we will have some impacts on revenue and profitability through the quarters of 2020 and, potentially, for the coming years. In addition, several reports and market projections indicate a drop in Brazilian GDP in 2020, which may impact our sales cycle for 2021.

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We cannot predict the extent of the impact of COVID-19 on our business or that any of the measures we have taken in response to the pandemic will be effective in mitigating the impact of COVID-19 on our business.

In connection with social distancing and social isolation measures implemented by state and local governments in Brazil in response to the COVID-19 pandemic, and considering the effect of such measures on the education sector, certain of our partner schools experienced a decline in enrollment during the first half of the year, particularly in respect of early childhood education. Certain of our partner schools requested to decrease their level of purchases of educational materials and solutions we characterize as subscription arrangements for the second half of our 2020 sales cycle (which comprises the period between October 1, 2019 and September 30, 2020).

Despite this, we expect sales and services rendered for the third quarter to remain stable over the prior year since annual contracts had been previously executed. However, there are risks related to this Global pandemic event that can impact the Business and may have impacts on its sales and gross margin for full year of 2020 as annual contracts for 2021 start being invoiced at the fourth quarter of 2020, and customers may not sign contracts with the same volumes than last year.

REVENUE RECOGNITION AND SEASONALITY

As we release our results for the second quarter of 2020, it is important to highlight the revenue recognition and seasonality of our business.

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. In this sense, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

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KEY BUSINESS METRICS

ACV Bookings: ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

As already mentioned, the decrease in the expectation of revenue recognition stems from the higher drop-out rate of students enrolled in our partner schools, particularly younger students due to the pandemic, which caused a reduction of approximately R$ 40 million in expected ACV for 2020. Currently, we expect that even considering the impact on our revenues related to the effects of COVID-19, revenue from subscription services associated with the 2020 ACV contracts will grow 18% over the previous commercial year and reach R$ 676 million.

OPERATING PERFORMANCE

Student Base – Subscription Models

Student Base	2Q20	2Q19	Chg.%	1Q20	Chg.%
Private Schools w/ Contracts (Core Content)	4,167	3,400	22.6%	4,110	1.4%
Private Schools w/ Contracts (Complementary activities)	636	417	52.5%	655	-2.9%
Students in Private Schools w/ Contracts (Core Content)	1,311,147	1,185,799	10.6%	1,394,061	-5.9%
Students in Private Schools w/ Contracts (Complementary activities)	213,058	133,583	59.5%	218,055	-2.3%

Compared to 2Q19, Vasta added 767 schools to its main content customer portfolio, which is an increase of 23% YoY, supported both by traditional learning systems as well as by PAR – a textbook-based learning system. The number of students from partner schools showed the same trend and posted an 11% growth, with an increase in both lines. Regarding complementary activities, 219 new schools became our customers, which is an increase of 53%, or 59% if we consider the number of students, which only goes to confirm this segment’s high potential. At this point, it is worth

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stressing that, regarding commercial activity in 2020, Vasta had only two complementary activity solutions on its platform, by comparison with the total of 5 that are currently available, which is likely to give a further boost to this segment’s performance over the next years. It is also worth bearing in mind that there is a natural seasonality of the business in comparison with the previous quarter, mainly in relation to the number of students, with adjustments to the orders and returns made by the partner schools. These returns were in line with the average of the last few years even during a period of crisis (ratifying the resilience of the business).

Net Revenue

Vasta - Values in R$ ('000)	2Q20	2Q19	Chg.%	1Q20	Chg.%	1S20	1S19	Chg.%
Net Revenue	120,233	137,970	-12.9%	392,418	-69.4%	512,651	491,024	4.4%
Net Revenue from subscription model	104,552	102,551	2.0%	265,624	-60.6%	370,176	331,911	11.5%
Net Revenue from core business	102,840	102,210	0.6%	234,320	-56.1%	337,160	309,434	9.0%
Net Rev. from complementary solutions	1,712	341	402.1%	31,304	-94.5%	33,016	22,477	46.9%
Net Revenue - Others	15,681	35,419	-55.7%	126,794	-87.6%	142,475	159,113	-10.5%

Net revenues from subscription products, which includes all educational solutions with recurring revenue (basically learning systems), accounted for 87% of the company’s total revenue in 2Q20, a considerable increase by comparison with the percentages recorded in the other quarters. This effect reflects the characteristics of the business since in periods of economic instability such as now, subscription revenues tend to show a more stable behavior than other businesses, whose revenues suffered in 2Q20 with the temporary closure of face-to-face activities in schools and bookstores. In comparison with the same quarter of the previous year, subscription revenues increased by 2.0%, a performance below that indicated for the 2020 ACV due to the different seasonality in revenue recognition, combined with the lower volume of orders received from our partner schools (due to higher student dropout). In the aggregate first half, however, subscription revenues grew 12%, or 21.6% if we consider the subscription revenue accumulated during the 2020 commercial year (from 4Q19 to 2Q20).

	ACV 2019		ACV 2020

Vasta	4Q18-2Q19	% Net Rev.	4Q19-2Q20	% Net Rev.	Chg.%
Net Revenue	737,385	100.0%	875,499	100.0%	18.7%
Subscription (ACV)	482,116	65.4%	586,075	66.9%	21.6%
Non-subscription	255,269	34.6%	289,424	33.1%	13.4%

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FINANCIAL PERFORMANCE

Vasta - Values in R$ ('000)	2Q20	2Q19	% AH	1Q20	% AH	1S20	1S19	% AH
Gross revenue	138,204	160,517	-13.9%	418,344	-67.0%	556,548	560,946	-0.8%
Deductions from gross revenue	(17,971)	(22,547)	-20.3%	(25,926)	-30.7%	(43,897)	(69,922)	-37.2%
Taxes	(1,419)	(2,107)	-32.7%	(2,239)	-36.6%	(3,658)	(4,127)	-11.4%
Returns	(10,440)	(10,193)	2.4%	(27,596)	-62.2%	(38,036)	(38,303)	-0.7%
Discounts	(6,112)	(10,247)	-40.4%	3,910	n.a.	(2,202)	(27,492)	-92.0%
Net revenue	120,233	137,970	-12.9%	392,418	-69.4%	512,651	491,024	4.4%

Total Cost of goods sold and services	(48,422)	(58,763)	-17.6%	(167,333)	-71.1%	(215,755)	(238,057)	-9.4%
Cost of goods sold and services	(48,422)	(58,763)	-17.6%	(167,333)	-71.1%	(215,755)	(238,057)	-9.4%

Gross profit	71,811	79,207	-9.3%	225,085	-68.1%	296,896	252,967	17.4%
Gross profit margin	59.7%	57.4%	2.3p.p.	57.4%	2.4p.p.	57.9%	51.5%	6.4p.p.

General and administrative expenses	(72,167)	(77,995)	-7.5%	(85,928)	-16.0%	(158,094)	(130,168)	21.5%

Impairment losses on trade receivables	(1,264)	(3,218)	-60.7%	(10,319)	-87.8%	(11,583)	(7,998)	44.8%

Commercial expenses	(42,803)	(24,350)	75.8%	(37,793)	13.3%	(80,596)	(62,663)	28.6%

(Loss) Profit before financial income and taxes	(44,422)	(26,356)	68.5%	91,046	-148.8%	46,623	52,138	-10.6%
Operating margin	-36.9%	-19.1%	-17.8p.p.	23.2%	-60.1p.p	9.1%	10.6%	-1.5p.p.
Corporate Expenses	(9,917)	(16,635)	-40.4%	(12,294)	-19.3%	(22,212)	(32,148)	-30.9%
(+) Depreciation and amortization	43,468	42,000	3.5%	42,150	3.1%	85,618	83,255	2.8%
EBITDA	(10,872)	(991)	997.2%	120,901	-109.0%	110,029	103,245	6.6%
EBITDA margin	-9.0%	-0.7%	-8.3p.p.	30.8%	-39.9p.p	21.5%	21.0%	0.4p.p.

(+) Impact COVID-19	-	-	n.a.	5,642	-100.0%	5,642	-	n.a.
(+) Non-recurring expenses	8,300	-	n.a.	-	n.a.	8,300	-	n.a.
(+) Share-based compensation plan	900	200	350.0%	729	23.5%	1,629	478	240.8%
(+) Provision for risks of tax, civil and labor losses	-	1,800	-100.0%	-	n.a.	-	2,944	-100.0%
Adjusted EBITDA	(1,672)	1,009	-265.7%	127,272	-101.3%	125,600	106,667	17.8%
Adjusted EBITDA margin	-1.4%	0.7%	-2.1p.p.	32.4%	-33.8p.p	24.5%	21.7%	2.8p.p.

Vasta's adjusted EBITDA in 2Q20 was negative by R$1.7 million, affected mainly by lower revenues and the increase in marketing expenses. In turn, net loss in 2Q20 was R$54.9 million, a level practically stable when compared to 2Q19 even taking into account all the impacts just mentioned.

In the analysis of the six-month period, Vasta's revenue was up by 4.4%, with subscription revenue showing an increase of 12%. As mentioned above, this growth percentage below the 18% growth expected for 2020 ACV is due to the different revenue recognition schedule, with a greater impact on billing for 4Q19. Furthermore, the expected increase in 2020 ACV is already discounted from the R$40 million in revenue that will not be recognized (although contractually due) this year. Adjusted EBITDA for the six-month period totaled R$125.6 million, with an adjusted EBITDA margin of 24.5%, which is a 2.8 p.p. increase against that recorded in 1H19, notwithstanding that this period was positively impacted by lower operating expenses on account of the reversal in the provision for variable compensation, which strengthens the efficiency gains recorded in the period. The net loss for the semester was R$27.3 million, a better performance than the net loss of R$39.9 million recorded in the same period of 2019.

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PDA and Accounts Receivable¹

Values in R$ (000)	2Q20	2Q19	Chg.%	1Q20	Chg.%
Gross Accounts Receivable	352,748	271,240	30.1%	510,702	-28.0%
PDA Balance	(30,715)	(27,200)	12.9%	(33,332)	-32.7%
Coverage Ratio	8.7%	10.0%	-1.3 p.p.	6.5%	2.2 p.p.
Net Accounts Receivable	322,033	244,039	32.0%	477,370	-27.5%
Average Accounts Receivable Term (days)	115	96	19	167	-40

* Excludes Credit Card balance. ¹ For comparison purposes, 2Q19 numbers considers the write-off of liabilities due over 360 days with the respective write-off of the PDA balance.

As a percentage of revenue, the provision for doubtful accounts (PDA) decreased in 2Q20 as a result of the additional provisioning made in the previous quarter (due to the Covid-19 impact) and remained at a very low level (1.1%), especially when considering all the circumstances of the current moment. Even so, in the analysis of the six-month period, PDA as a percentage of revenue rose only 0.6 p.p., which reinforces the resilience of our business. Net accounts receivable registered a 32% growth, leading to a 19-day increase in the Average Accounts Receivable Term. This longer term is the result of the pandemic’s impact, mainly on non-subscription products.

CONFERENCE CALL INFORMATION

Vasta will discuss its second quarter 2020 results on August 21, 2020, via a conference call at 8:00 a.m. Eastern Time. To access the call (ID: 2791186), please dial: (833) 519-1336 or +1 (914) 800-3898. An audio replay of the call will be available through August 28, 2020 by dialing (855) 859-2056 or +1 (404) 537-3406 and entering access code 2791186. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

+55 11 3133 7311

ri@somoseducacao.com.br

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio information for the convenience of investors. EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as Net profit (loss) for the period / year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 20 to the audited combined carve-out financial statements of Somos—Anglo); (b) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos—Anglo and the Successor in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo (for further information refer to note 20 to the audited combined carve-out financial statements of Somos—Anglo), (c) higher Impairment losses on trade receivables (to align with the current situation); and (d) inventory adjustment of R$ 8 million resulting from our e-commerce business (inventory recount). We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Free Cash Flow as the net cash flows from operating activities as presented in the statement of cash flows of our financial statements less cash flows required for: (i) acquisition of property, plant and equipment; (ii) addition to intangible assets; and (iii) acquisition of subsidiaries. We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impacted the cash flows in the period in addition to the operating activities. The Free Cash Flow measure provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in property and equipment to maintain and grow our business.

We calculate Adjusted Cash Conversion Ratio as the cash flows from operating activities divided by Adjusted EBITDA for the relevant period.

We understand that, although EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

10

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	As of June 30, 2020	As of December 31, 2019
	Successor (Vasta)
	R$ millions	R$ millions

Statement of Financial Position:
Assets
Current assets
Cash and cash equivalents	182.4	43.3
Trade receivables	338.2	388.8
Inventories	227.7	222.2
Taxes Recoverable and Income tax and social contribution recoverable	40.8	50.3
Prepayments	48.3	22.6
Other receivables	0.4	1.9
Related parties – other receivables	5.8	38.1
Total current assets	843.6	767.2
Non-current assets
Judicial deposits and Escrow Accounts	171.1	172.9
Deferred income tax and social contribution	62.4	57.3
Property, plant and equipment	186.4	185.0
Intangible assets and goodwill	4,975.4	4,985.4
Total non-current assets	5,395.3	5,400.6
Total assets	6,238.9	6,167.8
Liabilities and parent’s net investment
Current liabilities
Bonds and financing	546.7	440.9
Lease liabilities	13.0	7.1
Suppliers	167.2	223.7
Suppliers related parties	163.1	207.2
Taxes payable	0.6	0.9
Income tax and social contribution payable	10.3	18.8
Salaries and social contributions	64.3	61.7
Contract liabilities and deferred income	45.2	49.3
Accounts payable for business combination	16.2	1.8
Other liabilities	6.1	3.9
Other liabilities - related parties	145.2	49.2
Loans from related parties	67.4	29.2
Total current liabilities	1,245.3	1,093.7
Non-current liabilities
Bonds and financing	1,117.1	1,200.0
Lease liabilities	147.4	146.6
Accounts payable for business combination	26.1	9.2
Provision for risks of tax, civil and labor losses	608.5	609.0
Contract liabilities and deferred revenues	7.8	9.2
Total non-current liabilities	1,906.9	1,974.0
Total liabilities	3,152.2	3,067.7
Total parent’s net investment	3,086.7	3,100.1
Total liabilities and parent’s net investment	6,238.9	6,167.8

11

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	For Six Months Ended June 30,		For the period from April 01 to June 30,
	2020	2019	2020	2019
	Successor (Vasta)		Successor (Vasta)
	R$ millions		R$ millions
Statement of Profit or Loss
Net revenue from sales and services	512.7	491.0	120.2	138.0
Net revenue from sales	500.7	477.1	111.6	127.0
Net revenue from services	12.0	13.9	8.6	11.0

Costs of goods sold and services	(215.8)	(238.1)	(48.4)	(58.8)
Gross profit	296.9	252.9	71.8	79.2

General and administrative expenses	(274.5)	(233.0)	(127.3)	(120.2)
Other operating income, net	2.0	-	1.2	(2.0)
Profit (loss) before finance result and taxes	24.4	19.9	(54.3)	(43.0)

Finance income	8.6	1.4	3.6	0.6
Finance costs	(76.5)	(83.1)	(31.9)	(42.2)
Finance result	(67.9)	(81.7)	(28.3)	(41.6)

Profit before income tax and social contribution	(43.5)	(61.8)	(82.6)	(84.6)
Income tax and social contribution	16.2	21.9	27.7	29.8
Net profit for the period	(27.3)	(39.9)	(54.9)	(54.8)

12

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	For Six Months Ended June 30,		For the period from April 01 to June 30,
	2020	2019	2020	2019
	Content & EdTech Platform		Content & EdTech Platform
	R$ millions		R$ millions
Statement of profit or loss:
Net revenue from sales and services	433.7	409.1	115.9	123.2
Cost of goods sold and services	(142.2)	(158.1)	(44.0)	(41.5)
Gross profit	291.5	251.0	71.9	81.7
General and administrative expenses	(251.2)	(219.0)	(112.3)	(111.8)
Other operating income, net	2.0	-	1.2	(2.0)
Profit before finance result and taxes	42.3	32.0	(39.2)	(32.1)

	For Six Months Ended June 30,		For the period from April 01 to June 30,
	2020	2019	2020	2019
	Digital Services Platform		Digital Services Platform
	R$ millions		R$ millions
Statement of profit or loss:
Net revenue from sales and services	79.0	81.9	4.3	14.8
Cost of goods sold and services	(73.6)	(80.0)	(4.4)	(17.3)
Gross profit	5.4	1.9	(0.1)	(2.5)
General and administrative expenses	(23.3)	(14.0)	(15.0)	(8.4)
Other operating income, net	-	-	-	-
Profit before finance result and taxes	(17.9)	(12.1)	(15.1)	(10.9)

	For Six Months Ended June 30,		For the period from April 01 to June 30,
	2020	2019	2020	2019
	Successor (Vasta)		Successor (Vasta)
	R$ millions		R$ millions
Net profit (loss) for the period	(27.3)	(39.9)	(54.9)	(54.8)
(+) Income tax and social contribution	(16.2)	(21.9)	(27.7)	(29.8)
(+/-) Finance result	67.9	81.7	28.3	41.6
(+) Depreciation and amortization	85.6	83.3	43.4	42.0
EBITDA	110.0	103.2	(10.9)	(1.0)
(+) Share-based compensation plan	1.6	0.5	0.9	0.2
(+) Provision for risks of tax, civil and labor losses	-	2.9	-	1.8
(+) Impact COVID-19	5.7	-	-	-
(+) Non-recurring expenses	8.3	-	8.3	-
Adjusted EBITDA	125.6	106.6	(1.7)	1.0

13

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	For Six Months Ended June 30,		For the period from April 01 to June 30,
	2020	2019	2020	2019
	Successor (Vasta)		Successor (Vasta)
	R$ millions		R$ millions
Net cash flows from (used in) operating activities	191.7	(20.2)	107.0	156.1
(-) Acquisition of property, plant and equipment	(2.2)	(5.8)	(1.5)	(2.7)
(-) Additions to intangible assets	(25.7)	(9.6)	(19.1)	(5.7)
(-) Acquisition of subsidiary, net of cash acquired	(23.5)	-	-	-
Free Cash Flow	140.3	(35.6)	86.4	147.7

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	For Six Months Ended June 30,		For the period from April 01 to June 30,
	2020	2019	2020	2019
	Successor (Vasta)		Successor (Vasta)
	R$ millions		R$ millions

Adjusted EBITDA	125.6	106.6	(1.7)	1.0
Free Cash Flow	140.3	(35.6)	86.4	147.7
Adjusted Cash Conversion Ratio	111.7%	-33.4%	n.a.	n.a.

14

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	As of june, 30, 2020	As of December, 31, 2019
	Successor (Vasta)
	R$ millions	R$ millions
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax and social contribution	(43,497)	(61,789)
Adjustments for:
Depreciation and amortization	85,618	83,255
Impairment losses on trade receivables	6,546	7,998
(Reversal) Provision for risks of tax, civil and labor losses	(4,331)	12,302
Interest on provision for risks of tax, civil and labor losses	10,564	13,829
Reversal of provision for obsolete inventories	1,985	(369)
Interest on bonds and financing	39,414	58,219
Refund liability and right to returned goods	(2,256)	(19,841)
Imputed interest on suppliers	3,379	4,357
Interest on accounts payable for business combination	39	52
Share-based payment expense	1,629	478
Interest on lease liabilities	7,592	7,862
Disposals of rights of use assets and lease liabilities	(705)	1,838
Residual value of disposals of property, plant and equipment and intangible assets	1,415	5,736

Changes in	107,392	113,927
Trade receivables	49,044	67,721
Inventories	3,670	14,773
Prepayments	(24,881)	5,796
Taxes recoverable	10,192	(4,586)
Judicial deposits and escrow accounts	1,829	2,552
Other receivables	4,325	(15,875)
Suppliers	(70,348)	(102,405)
Salaries and social charges	2,231	(32,285)
Tax payable	7,218	1,957
Contract liabilities and deferred income	399	(14,056)
Other receivables and liabilities from related parties	129,959	-
Other payables	7,840	10,644
Cash from (used in) operating activities	228,870	48,163
Income tax and social contribution paid	(5,234)	(3,177)
Interest lease liabilities paid	(7,616)	(6,505)
Payment of interest on bonds and financing	(17,576)	(58,681)
Payment of provision for tax, civil and labor losses	(6,779)	-
Net cash from (used in) operating activities	191,665	(20,200)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(2,166)	(5,836)
Additions to intangible assets	(25,701)	(9,593)
Acquisition of subsidiary, net of cash acquired	(23,526)	-
Net cash used in investing activities	(51,393)	(15,429)

CASH FLOWS FROM FINANCING ACTIVITIES

Loans from related parties paid	(29,092)	-
Loans from related parties addition	65,600	-
Suppliers - related Parties	(44,112)	(5,105)
Lease liabilities paid	(5,797)	(7,887)
Parent's Net Investment	12,252	(3,840)
Net cash from (used in) financing activities	(1,149)	(16,832)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	139,123	(52,461)

Cash and cash equivalents at beginning of period	43,287	102,231
Cash and cash equivalents at end of year	182,410	49,770

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	139,123	(52,461)

15

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

Issuance/Series	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of June 30, 2020
					R$ in millions
5th / Series 1	March 15, 2018	May 15, 2021	CDI	1.15% p.a.	101.2
5th / Series 2	August 15, 2018	August 15, 2023	CDI	1.00% p.a.	103.3
6th / Series 1	August 15, 2017	August 15, 2020	CDI	0.90% p.a.	310.0
6th / Series 2	August 15, 2017	August 15, 2022	CDI	1.70% p.a.	209.7
7th / Single	March 15, 2018	September 9, 2021	CDI	1.15% p.a.	824.4
8th / Single	October 25, 2017	October 25, 2020	CDI	1.00 p.a.	115.2
				Total	R$1,663.8

Issuance/Series	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of June 30, 2020
					R$ in millions
Cogna Educação S.A.	March 5, 2020	July 31, 2020	CDI	3.57% p.a.	51.2
Editora Ática S.A.	February 13, 2020	July 31, 2020	CDI	3.57% p.a.	15.2
Somos Educação S.A.	August 14, 2019	July 31, 2020	CDI	3.57% p.a.	1.0
				Total	R$67.4

16